Filed Pursuant to Rule 424(b)(2)
Registration No. 333-180289
PRICING SUPPLEMENT
Dated August 27, 2012
(To Prospectus dated March 22, 2012,
Prospectus Supplement dated March 22, 2012 and
Equity Index Underlying Supplement dated March 22, 2012)

HSBC USA Inc.
Averaging Notes

▸ $1,002,000 Averaging Notes Linked to an equally weighted basket consisting of the Dow Jones Industrial Average[SM], EURO STOXX 50® Index and the Taiwan Stock Exchange Capitalization Weighted Stock Index

▸ 6-year maturity

▸ Exposure to any positive return in the average component level of the reference asset components on the observation dates over the term of the Notes

▸ All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Averaging Notes (each a "Note" and collectively the "Notes") will not be listed on any U.S. securities exchange or automated quotation system. The Notes do not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying Equity Index Underlying Supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the securities. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-16 of this pricing supplement.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-6 of this document, page S-3 of the accompanying prospectus supplement and page S-1 of the accompanying Equity Index Underlying Supplement.

	Price to Public	Fees and Commissions[1]	Proceeds to Issuer
Per Note	$1,000.00	$42.50	$957.50
Total	$1,002,000	$42,585	$959,415

[1] See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-16 of this pricing supplement.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC

HSBC USA Inc.
Averaging Notes

HSBC ◆

Linked to an Equally Weighted Basket Consisting of the Dow Jones Industrial Average[SM], EURO STOXX 50[®] Index and the Taiwan Stock Exchange Capitalization Weighted Stock Index

The offering of Notes will have the terms described in this pricing supplement and the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying Equity Index Underlying Supplement, prospectus supplement or prospectus, the terms described in this pricing supplement shall control.

This pricing supplement relates to an offering of Notes linked to the performance of an equally weighted basket consisting of the Dow Jones Industrial Average[SM], EURO STOXX 50[®] Index and the Taiwan Stock Exchange Capitalization Weighted Stock Index (the "Reference Asset"). The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	The underlying basket consisting of the following three indices (each a "Reference Asset Component" and together, the "Reference Asset Components"): Dow Jones Industrial Average[SM]; EURO STOXX 50[®] Index; and Taiwan Stock Exchange Capitalization Weighted Stock Index.
Trade Date:	August 27, 2012
Pricing Date:	August 27, 2012
Settlement Date:	August 30, 2012
Final Valuation Date:	August 27, 2018. The Final Valuation Date is subject to adjustment as described under "Valuation Dates" in the accompanying Equity Index Underlying Supplement.
Maturity Date:	3 business days after the Final Valuation Date, which is expected to be August 30, 2018. The Maturity Date is subject to adjustment as described under and "Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.
Observation Dates:	The 27th calendar day of each February, May, August and November commencing November 27, 2012 to and including the Final Valuation Date. There will be a total of twenty-four Observation Dates over the term of the Notes. If a scheduled Observation Date is not a scheduled trading day, the next scheduled trading day shall be such Observation Date. The Observation Dates are subject to adjustment as described under "Valuation Dates" in the accompanying Equity Index Underlying Supplement.
Payment at Maturity per Note:	***If the Reference Return is greater than zero,*** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of Notes, equal to: $1,000 + ($1,000 × Reference Return) ***If the Reference Return is less than or equal to the zero***, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of Notes, equal to the $1,000 Principal Amount.
Reference Return:	The quotient, expressed as a percentage, calculated as follows: $$\frac{\text{Final Basket Level} - \text{Initial Basket Level}}{\text{Initial Basket Level}}$$
Initial Basket Level:	Set to 100 on the Pricing Date
Final Basket Level:	Basket Closing Level on the Final Valuation Date
Basket Closing Level:	The Basket Closing Level will be calculated as follows: 100 × [1 + (sum of the following products: each Reference Asset Component Return multiplied by its respective Component Weighting of 1/3)]
Reference Asset Component Return:	For each of the Reference Asset Component, the Reference Asset Component Return refers to the return for the Reference Asset Component, which reflects the performance of such Reference Asset Component, expressed as the percentage change from the Initial Component Level of that Reference Asset Component to the Average Component Level of that Reference Asset Component, as follows: $$\frac{\text{Average Component Level} - \text{Initial Component Level}}{\text{Initial Component Level}}$$

Initial Component Level:	With respect to each Reference Asset Component, 13,124.67, 2,461.82 and 7,468.22 for the Dow Jones Industrial Average^{SM}, EURO STOXX 50$^{®}$ Index and the Taiwan Stock Exchange, respectively, which was the Official Closing Level (as defined below) of the respective Reference Asset Component as determined by the calculation agent on the Pricing Date.
Average Component Level:	The Average Component Level for each Reference Asset Component is equal to the arithmetic average of the Official Closing Levels of such Reference Asset Component on each of the 24 Observations Dates.
Official Closing Level:	With respect to each Reference Asset Component, the Official Closing Level on any scheduled trading day will be determined by the calculation agent based upon the closing level of such index displayed on the relevant Bloomberg Professional$^{®}$ service page (with respect to the INDU, "INDU <INDEX>", with respect to the SX5E, "SX5E <INDEX>"," and with respect to the TAIEX, "TWSE <INDEX>", or on any successor page on Bloomberg Professional$^{®}$ service or any successor service, as applicable.
Form of Notes:	Book-Entry
Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.
CUSIP/ISIN:	4042K1Z30/US4042K1Z301

GENERAL

This pricing supplement relates to a single offering of Notes linked to the Reference Asset identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of Notes relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012 and the Equity Index Underlying Supplement dated March 22, 2012. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Equity Index Underlying Supplement, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-6 of this pricing supplement, page S-3 of the prospectus supplement and page S-1 of the Equity Index Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▶ The Equity Index Underlying Supplement at: www.sec.gov/Archives/edgar/data/83246/000114420412016693/v306691_424b2.htm

▶ The prospectus supplement at: www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

▶ The prospectus at: www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

PAYMENT AT MATURITY

On the Maturity Date, for each Note you hold, we will pay you the Payment at Maturity, which is an amount in cash, as described below:

If the Reference Return is greater than zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of Notes, equal to:

$1,000 + ($1,000 × Reference Return)

If the Reference Return is less than or equal to zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of Notes, equal to the $1,000 Principal Amount.

Interest

The Notes do not pay interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Reference Sponsor

With respect to the INDU, The Dow Jones & Company, Inc., is the reference sponsor. With respect to the SX5E, the Standard & Poor's Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., is the reference sponsor. With respect to the TAIEX, Taiwan Stock Exchange Co., Ltd. is the reference sponsor.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▶ You seek an investment with returns linked to the potential positive average performance of the Reference Asset and you believe the level of the Reference Asset will increase over the term of the Notes.

▶ You are comfortable receiving only the Principal Amount of your Notes at maturity if the Reference Return is below zero.

▶ You are willing to forego dividends or other distributions paid to holders of the stocks comprising the Reference Asset.

▶ You do not seek current income from your investment.

▶ You do not seek an investment for which there is an active secondary market.

▶ You are willing to hold the Notes to maturity.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▶ You are unwilling to make an investment with returns linked to the potential positive average performance of the Reference Asset or you are unwilling to receive only the Principal Amount of your Notes at maturity if the Reference Return is below zero.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You prefer to receive the dividends or other distributions paid on the stocks comprising the Reference Asset.

▶ You seek current income from your investment.

▶ You seek an investment for which there will be an active secondary market.

▶ You are unable or unwilling to hold the Notes to maturity.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-3 in the accompanying prospectus supplement and on page S-1 of the accompanying Equity Index Underlying Supplement. Investing in the securities is not equivalent to investing directly in any of the stocks comprising the Reference Asset. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

▸ "— Risks Relating to All Note Issuances" in the prospectus supplement;

▸ "— General risks related to Indices" in the Equity Index Underlying Supplement;

▸ "— Risks Associated with Non-U.S. Companies" in the Equity Index Underlying Supplement;

▸ "— Securities Prices Generally are Subject to Political, Economic, Financial, and Social Factors that Apply to the Markets in which they Trade and to a Lesser Extent, Foreign Markets" in the Equity Index Underlying Supplement;

▸ "— Time Differences Between the Domestic and Foreign Markets and New York City May Create Discrepancies in the Trading Level or Price of the Notes" in the Equity Index Underlying Supplement; and

▸ "— The Notes Will Not Be Adjusted for Changes in Exchange Rates" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Because the Average Closing Level is based on an average of the Official Closing Levels of the Reference Asset Components on each Observation Date throughout the term of the Notes, the Average Closing Level may be less than the Official Closing Level of the Reference Asset Components on the Final Valuation Date.

Because the Final Basket Level is calculated by reference to an average of the Official Closing Levels of the Reference Asset Components on various Observation Dates throughout the term of the Notes, the Final Basket Level, as so calculated, may be less than the Official Closing Level of the Reference Asset Components on the Final Valuation Date and the Maturity Date. As a result, the Payment at Maturity you receive may be less than the return you would receive if the Payment at Maturity was based solely on the Official Closing Levels of one or more of the Reference Asset Components on the Final Valuation Date. This difference could be particularly large if there is a significant increase in the Official Closing Level of the Reference Asset Components during the latter portion of the term of the Notes and may be more pronounced as the number of Observation Dates throughout the term of the Notes increases. Additionally, the secondary market value of the Notes, if such a market exists, will be impacted by the Official Closing Level of the Reference Asset Components on any previous Observation Dates.

Credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including the return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes will not bear interest.

As a holder of the Notes, you will not receive interest payments.

The Reference Asset may be volatile.

While the Reference Asset has been designed in part to mitigate the effects of volatility, there is no assurance that it will be successful in doing so. It is also possible that the features of the Reference Asset designed to address the effects of volatility will instead adversely affect the return of the Reference Asset and, consequently, the return on your Notes.

Changes that affect the Reference Asset will affect the market value of the Notes and the amount you will receive at maturity.

The policies of the reference sponsors of the Reference Asset Components concerning additions, deletions and substitutions of the constituents comprising the Reference Asset Components and the manner in which the reference sponsor takes account of certain changes affecting those constituents may affect the level of the Reference Asset Components . The policies of the reference sponsors with respect to the calculation of the Reference Asset Components could also affect the level of the Reference Asset Components. The reference sponsors may discontinue or suspend calculation or dissemination of the Reference Asset Components. Any such actions could affect the value of the Notes and the return on the securities.

The Notes are not insured by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the amounts owed to you under the terms of the Notes.

Certain built-in costs are likely to adversely affect the value of the Notes prior to maturity.

While the Payment at Maturity described in this pricing supplement is based on the full Principal Amount of your Notes, the original issue price of the Notes includes the agent's commission and the estimated cost of HSBC hedging its obligations under the Notes. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

Risks Associated with Foreign Securities Markets.

Because stocks or companies included in the Reference Asset Components are publicly traded in the applicable foreign countries and are denominated in currencies other than U.S. dollars, investments in the Notes involve particular risks. For example, the foreign securities markets may be more volatile than the United States securities markets, and market developments may affect these markets differently from the United States or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the United States, as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning foreign issuers may vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the foreign issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies.

Securities prices generally are subject to political, economic, financial and social factors that apply to the markets in which they trade and, to a lesser extent, foreign markets. Securities prices outside the United States are subject to political, economic, financial and social factors that apply in foreign countries. These factors, which could negatively affect foreign securities markets, include the possibility of changes in a foreign government's economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, foreign economies may differ favorably or unfavorably from the United States economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

Lack of liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" below and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Reference Asset relative to its Initial Level. We cannot predict the Average Component Level of the Reference Asset Components. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical Initial Level used in the illustrations below is not the actual Initial Level of the Reference Asset Components to which your Notes are linked. You should not take these examples as an indication or assurance of the expected performance of the Reference Asset. The Payment at Maturity may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including such a security issued by HSBC. The numbers appearing in the table and examples below have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in Notes for a hypothetical range of Reference Returns from -100% to +100%. The following results are based solely on the assumptions outlined below. The potential returns described here assume that your Notes are held to maturity. You should consider carefully whether the Notes are suitable to your investment goals. You should not take the below illustration as an indication or assurance of the expected performance of the Reference Asset or return of the Notes.

The following table and examples assume the following:

▸ Principal Amount: $1,000
▸ Hypothetical Initial Basket Level: 100

Hypothetical Final Basket Level	Hypothetical Reference Return	Hypothetical Total Return
200	100.00%	100.00%
190	90.00%	90.00%
180	80.00%	80.00%
170	70.00%	70.00%
160	60.00%	60.00%
150	50.00%	50.00%
140	40.00%	40.00%
130	30.00%	30.00%
120	20.00%	20.00%
115	15.00%	15.00%
110	10.00%	10.00%
105	5.00%	5.00%
102	2.00%	2.00%
101	1.00%	1.00%
100	**0.00%**	**0.00%**
99	-1.00%	0.00%
98	-2.00%	0.00%
95	-5.00%	0.00%
90	-10.00%	0.00%
85	-15.00%	0.00%
80	-20.00%	0.00%
70	-30.00%	0.00%
60	-40.00%	0.00%
50	-50.00%	0.00%
40	-60.00%	0.00%
30	-70.00%	0.00%
20	-80.00%	0.00%
10	-90.00%	0.00%
0	-100.00%	0.00%

The following examples indicate how the Payment at Maturity would be calculated with respect to a hypothetical $1,000 investment in the Notes.

Example 1: The Reference Asset increases over the term of the Notes.

OBSERVATION DATES	INDU OFFICIAL CLOSING LEVELS	SX5E OFFICIAL CLOSING LEVELS	TAIEX OFFICIAL CLOSING LEVELS
INITIALCOMPONENT LEVEL:	12,800	2,200	7,000
Quarter 1	12,990	2,300	7,050
Quarter 2	12,950	2,250	7,090
Quarter 3	12,925	2,320	7,100
Quarter 4	12,910	2,200	7,120
Quarter 5	12,890	2,250	7,110
Quarter 6	12,840	2,170	7,000
Quarter 7	12,790	2,230	7,020
Quarter 8	12,820	2,150	7,100
Quarter 9	12,800	2,350	7,050
Quarter 10	12,890	2,300	7,250
Quarter 11	12,880	2,240	7,230
Quarter 12	12,900	2,330	7,210
Quarter 13	12,890	2,310	7,170
Quarter 14	12,900	2,300	7,190
Quarter 15	12,990	2,150	7,200
Quarter 16	12,750	2,100	7,050
Quarter 17	12,940	2,120	7,110
Quarter 18	12,900	2,200	7,150
Quarter 19	12,920	2,250	7,160
Quarter 20	12,950	2,310	6,900
Quarter 21	12,900	2,280	6,950
Quarter 22	12,750	2,190	6,850
Quarter 23	12,830	2,200	6,900
Quarter 24	12,900	2,210	7,100
Average Component Level:	12,884	2,238	7,086
Reference Asset Component Return:	0.66%	1.73%	1.23%
Reference Return:	1.21%		

If the Reference Return is greater than zero, the Payment at Maturity per $1,000 Principal Amount of Notes equals $1,000 + ($1,000 x Reference Return). Accordingly, the Payment at Maturity in this example would equal $1,000 plus $1,000 times 1.21%, which would pay $1,012.10 at maturity.

Example 1 shows that where the Reference Return is greater than zero, the investor will be paid a return based on the Reference Return.

Here the total return you will receive is 1.21%.

Example 2: The Reference Asset declines over the term of the Notes.

OBSERVATION DATES	INDU OFFICIAL CLOSING LEVELS	SX5E OFFICIAL CLOSING LEVELS	TAIEX OFFICIAL CLOSING LEVELS
INITIAL LEVEL:	12,800	2,200	7,000
Quarter 1	12,690	2,000	7,000
Quarter 2	12,750	2,050	6,990
Quarter 3	12,750	2,120	7,000
Quarter 4	12,610	2,100	6,920
Quarter 5	12,790	2,050	6,810
Quarter 6	12,550	2,070	6,700
Quarter 7	12,690	2,130	6,820
Quarter 8	12,790	2,050	6,700
Quarter 9	12,600	2,050	6,850
Quarter 10	12,590	2,100	6,920
Quarter 11	12,750	2,140	7,030
Quarter 12	12,700	2,130	7,010
Quarter 13	12,630	2,210	7,170
Quarter 14	12,800	2,300	6,990
Quarter 15	12,690	2,250	6,900
Quarter 16	12,650	2,000	7,050
Quarter 17	12,640	2,020	7,110
Quarter 18	12,800	2,000	7,050
Quarter 19	12,790	2,150	7,160
Quarter 20	12,850	2,210	6,800
Quarter 21	12,800	2,230	6,950
Quarter 22	12,550	2,090	6,850
Quarter 23	12,600	2,100	6,900
Quarter 24	12,700	2,210	7,100
Average Component Level:	12,698	2,115	6,949
Reference Asset Component Return:	-0.80%	-3.86%	-0.73%
Reference Return:	**-1.80%**		

Here the total return you will receive is 0.00%.

If the Reference Return is less than or equal to zero, the Payment at Maturity per $1,000 Principal Amount of Notes will be equal to the $1,000 Principal Amount.

INFORMATION RELATING TO THE REFERENCE ASSET

Dow Jones Industrial Average^{SM} ("INDU")

Description of the INDU

The INDU is a price-weighted index compromised of 30 blue chip stocks considered to be the leaders in their industry. It is intended to be a measure of the entire U.S. market, except the transportation and utilities industries, covering a diverse set of industries such as financial services, technology, retail, entertainment and consumer goods.

For more information about the INDU, see "The Dow Jones Industrial Average^{SM}" on page S-25 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the INDU

The following graph sets forth the historical performance of the INDU based on the daily historical closing levels from August 27, 2007 through August 27, 2012. The closing level for the INDU on August 27, 2012 was 13,124.67. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the INDU should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the INDU on any of the Averaging Dates.

EURO STOXX 50® Index ("SX5E")

Description of the SX5E

The SX5E is composed of 50 stocks from the Eurozone (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain) portion of the STOXX Europe 600 Supersector indices.   The STOXX Europe 600 Supersector indices contain the 600 largest stocks traded on the major exchanges of 18 European countries and are organized into the following 19 Supersectors: automobiles & parts; banks; basic resources; chemicals; construction & materials; financial services; food & beverage; health care; industrial goods & services; insurance; media; oil & gas; personal & household goods; real estate; retail; technology; telecommunications; travel & leisure and utilities.

For more information about the SX5E, see "The EURO STOXX 50® Index" on page S-40 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the SX5E

The following graph sets forth the historical performance of the SX5E based on the daily historical closing levels from August 27, 2007 through August 27, 2012. The closing level for the SX5E on August 27, 2012 was 2,461.82. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the SX5E should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the SX5E any of the Averaging Dates.

Taiwan Stock Exchange Capitalization Weighted Stock Index ("TAIEX")

General

HSBC has derived all information relating to the TAIEX, including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by Taiwan Stock Exchange Co., Ltd. ("TWSE").

The TAIEX is a capitalization-weighted index compiled by TWSE. The TAIEX covers all of the listed stocks excluding preferred stocks, full-delivery stocks and newly listed stocks, which are listed for less than one calendar month on the Taiwan Stock Exchange. The base year value as of 1966 was set at 100.

Computation of the TAIEX

The constituents of the TAIEX compiled by TWSE are taken from all common stocks listed for trading on the Taiwan Stock Exchange, as set forth below:

(1) Stocks of newly listed companies are included in the sample from the first trading day of the next month following one full calendar month from listing; provided, stocks of listed companies converted into financial holding companies or investment holding companies, and listed companies transferred from the OTC market are included in the sample from the day of listing.

(2) Stocks suspended from trading are included in the sample from the first trading day of the next month following one full calendar month from reinstatement of normal trading; provided, stocks suspended from trading because of issuance of replacement shares due to capital reduction resulted from a corporate split are included in the sample from the day of

resuming trading of the new shares.

(3) Stocks changed to full-delivery trading are excluded from the sample, and will be included again on the date restoring regular trading status.

The TAIEX weighted index compiled by TWSE is calculated by the following formula:

Index = Aggregate market value / Base value of the current day × 100

The aggregate market value is the summation of the market values obtained by multiplying the traded price of each constituent by the issued shares of the current day. If there is no traded price on the current day, the opening auction reference price of the current day may be used for calculation. However, stock of newly listed companies included in calculation of the index may be accounted for on the basis of the listed shares of the current date.

The base value at the time of commencement of calculation of the index base period is the current aggregate market value at that time.

Adjustments of the TAIEX

Upon occurrence of any of the below-listed events, the base value of the TAIEX computed by TWSE shall be adjusted to maintain the continuity of the TAIEX:

(1) Addition or deletion of a constituent - effective date;

(2) Subscription of common shares for cash capital increase - ex-right date;

(3) Distribution of common shares as bonus to employees or certificates of entitlement to new shares - listing date;

(4) Distribution of common shares as stock dividends on preferred stock - ex-right date;

(5) Holding by a listed company of treasury stock for which capital cancellation has not been carried out - ex-right date;

(6) Share cancellation based on the law - ex-right date or the third trading day of the next month following public announcement on capital decrease, whichever comes first;

(7) Failed offering for cash capital increase - at reversion to the original number of issued shares on the third trading day of the next month following receipt of notification;

(8) Listing of certificates of entitlement to shares or new shares following company merger or consolidation - listing date;

(9) Listing of common shares issued in replacement of certificates of entitlement to convertible bonds - listing date;

(10) Common shares converted directly from convertible bonds or issued through exercise of securities with subscription right - ex-right date or the third trading day of the next month following the public announcement of capitalization amendment registration;

(11) Cash capital increase shares or certificates of payment for which shareholders have waived subscription rights and public underwriting has been adopted - listing date;

(12) New shares issued for global depositary receipts - listing date;

(13) Common shares converted from convertible preferred shares - listing date; and

(14) Other non-trading factors affecting aggregate market value.

The formula for adjustment of the base value is as follows:

Base value of the current day = Base value of the previous day × (Adjusted aggregate market value after the close of the previous day / the closing aggregate market value of the previous day).

Adjusted aggregate market value after the close of the previous day = the closing aggregate market value of the previous day + the sum of various adjustments in market value.

Adjustments in market value are calculated as follows:

(1) above: Adjustment in market value = closing price of the previous day × shares issued

(2) above: Adjustment in market value = cash capital increase subscription price × number of cash capital increase shares

(3) above: Adjustment in market value = (closing price of the common shares before the listing date of distribution of common shares as bonus to employees or certificates of entitlement to new shares) × number of shares resulting from

bonus to employees

(4) above: Adjustment in market value = ex-right reference price of the common shares × total number of common shares issued as stock dividends on preferred shares

- Ex-right reference price of the common shares = (closing price before the ex-right date + cash capital increase subscription price × cash capital increase share distribution rate) / (1 + shareholder stock dividend rate + cash capital increase share distribution rate)

- Shareholder stock dividend rate = number of capital increase shares distributed as dividends to shareholders / number of issued shares before the ex-right date

- Cash capital increase share distribution rate = number of shares issued for the cash capital increase / number of issued shares before the ex-right date

(5) above: Adjustment in market value = aggregate market value after the ex-right date - aggregate market value before the ex-right date

- Market value before the ex-right date = (closing price before the ex-right date - cash dividends per share) × number of issued shares before the ex-right date

- Market value after the ex-right date = (closing price before the ex-right date - cash dividends per share) / (1 + shareholder stock dividend rate) × number of issued shares after the ex-right date

(6), (7), (8), (9), (10), (11), (12), (13) and (14) above: Adjustment in market value = closing price of the previous day × change in the number of shares

- The opening auction reference price of the current day may be used for the calculation of the various adjustments in market value according to Article 4 after the close of the previous day, if the closing price is not available

License Agreement with TWSE

These Notes are not in any way sponsored, endorsed, sold or promoted by Taiwan Stock Exchange Corporation ("TWSE") and TWSE does not make any warranty or representation whatsoever, expressly or impliedly, either as to the results to be obtained from the use of the Taiwan Stock Exchange Capitalization Weighted Stock Index ("the Index") and/or the figure at which the said Index stands at any particular time on any particular day or otherwise. The Index is compiled and calculated by TWSE. However, TWSE shall not be liable (whether in negligence or otherwise) to any person for any error in the Index and TWSE shall not be under any obligation to advise any person of any error therein.

Historical Performance of the TAIEX

The following graph sets forth the historical performance of the TAIEX based on the daily historical closing levels from August 27, 2007 through August 27, 2012. The closing level for the TAIEX on August 27, 2012 was 7,468.22. We obtained the closing levels below from the Bloomberg Professional[®] service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional[®] service.



Source: Bloomberg Professional[®] service

The historical levels of the TAIEX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the TAIEX any of the Averaging Dates.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Notes, you will not be entitled to any additional payments, other than your Principal Amount, with respect to the Notes. The accelerated Maturity Date will be the third business day following the date of acceleration, and on such accelerated Maturity Date, you will be entitled to receive $1,000 per $1,000 Principal Amount of Notes you hold.

For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. will offer the Notes at the offering price set forth on the cover page of this pricing supplement. HSBC USA Inc. or one of our affiliates may pay varying discounts of up to 4.025% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider the matters set forth in "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes. This summary supplements the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. We intend to treat the Notes as contingent payment debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat the Notes as contingent payment debt instruments for all U.S. federal income tax purposes and, in the opinion of Morrison & Foerster LLP, special U.S. tax counsel to us, it is reasonable to treat the Notes as contingent payment debt instruments. Assuming the Notes are treated as contingent payment debt instruments, a U.S. holder will be required to include original issue discount ("OID") in gross income each year, even though no payments will be made on the Notes until maturity.

Based on the factors described in the section, "U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments," in order to illustrate the application of the noncontingent bond method to the Notes, we have estimated that the comparable yield of the Notes, solely for U.S. federal income tax purposes, will be 2.49% per annum (compounded annually). Further, based upon the method described in the section, "U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments" and based upon the estimate of the comparable yield, we have estimated that the projected payment schedule for Notes that have a Principal Amount of $1,000 and an issue price of $1,000 consists of a single payment of $1,158.83 at maturity.

Based upon the estimate of the comparable yield, a U.S. holder that pays taxes on a calendar year basis, buys a Note for $1,000, and holds the Note until maturity will be required to pay taxes on the following amounts of ordinary income in respect of the Notes in each year:

Year	OID
2012	$8.37
2013	$25.06
2014	$25.68

2015	$26.32
2016	$26.97
2017	$27.64
2018	$18.78

However, the ordinary income reported in the taxable year the Notes mature will be adjusted to reflect the actual payment received at maturity. U.S. holders should also note that the actual comparable yield and projected payment schedule may be different than as provided in this summary depending upon market conditions on the date the Notes are issued. U.S. holders may obtain the actual comparable yield and projected payment schedule as determined by us by submitting a written request to: Structured Equity Derivatives – Structuring HSBC Bank USA, National Association, 452 Fifth Avenue, 3rd Floor, New York, NY 10018. A U.S. holder is generally bound by the comparable yield and the projected payment schedule established by us for the Notes. However, if a U.S. holder believes that the projected payment schedule is unreasonable, a U.S. holder must determine its own projected payment schedule and explicitly disclose the use of such schedule and the reason the holder believes the projected payment schedule is unreasonable on its timely filed U.S. federal income tax return for the taxable year in which it acquires the Notes.

The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a U.S. holder's interest accruals for U.S. federal income tax purposes and do not constitute a projection or representation by us regarding the actual yield on a Note. We do not make any representation as to what such actual yield will be.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the Notes might differ from the treatment described above. You should carefully consider the discussion of all potential tax consequences as set forth in "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

VALIDITY OF THE NOTES

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when the Notes offered by this pricing supplement have been executed and delivered by the Issuer and authenticated by the trustee pursuant to the Senior Indenture referred to in the prospectus supplement dated March 22, 2012, and issued and paid for as contemplated herein, such Notes will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated July 27, 2012, which has been filed as Exhibit 5.1 to the Issuer's Current Report on Form 8-K dated July 27, 2012.

TABLE OF CONTENTS

Pricing Supplement

Equity Index Underlying Supplement

Prospectus Supplement

Prospectus

You should only rely on the information contained in this pricing supplement, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$1,002,000 Averaging Notes

August 27, 2012

PRICING SUPPLEMENT